

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 5, 2009


Mr. Robert Scott Lorimer
Chief Financial Officer
U.S. Energy Corp.
877 North 8<sup>th</sup> West
Riverton, WY 82501


>   **Re:    U.S. Energy Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 13, 2009**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed April 2, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 8, 2009**
>   **File No. 000-06814**


Dear Mr. Lorimer:

   We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note B - Summary of Significant Accounting Policies, page 72

Mineral Properties, page 74

1.      Please expand your disclosure either under this heading or in the table above this
        heading to describe the properties and nature of costs included in your mineral
        properties balance for each period presented.

Oil and Gas Properties, page 75

2.      We note you disclose that you use the full cost method of accounting for oil and
        gas properties. Please expand your disclosure to discuss in more details the
        limitation on  your capitalized costs (i.e. the ceiling test).  Refer to Rule 4-
        10(c)(4)(i)(B) and (C) of Regulation S-X for guidance.

Long-lived Assets, page 75

3.      We note your disclosure indicating that for both 2008 and 2007, there was no
        impairment on  your long-lived assets including mineral and oil and  gas
        properties.

        Please expand your disclosure under this heading and in the critical accounting
        polices section of your MD&A to discuss the assumptions used in reaching your
        no impairment conclusion, including your assumptions about the oil and gas and
        the molybdenum markets and your expectations of their pricing recoveries.

        Additionally, explain how you reached no impairment conclusion on your oil and
        gas properties under the full cost ceiling test given that as of December 31, 2008,
        your standardized measure of discounted future net cash flows relating to proved
        oil and gas reserves of $3.3 million as disclosed on page 88 is significantly less
        than your oil and gas properties capitalized cost balance of $7.9 million as
        disclosed on page 86.

Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities

Capitalized Costs, page 86

4.      Please provide the disclosures required under Rule 4-10(c)(7)(ii) of Regulation S-X, including the description and current status of unproved properties for which costs are excluded from amortization, and the anticipated timing of including such costs in your amortization computation.

Engineering Comments

General

5.      We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources.  If you continue to make references on your web site or in press releases to measures other than proven and probable reserves, as defined by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response

Properties, page 21

6.      We note your disclosure regarding your mineral claims and other real property for your Mt. Emmons project.  Please disclose the total area and quantity of your patented, unpatented, and mill site claims.  If you have other real properties or surface rights in the project area, please also include theses properties in your property area tabulation.

7.      Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties

identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

8.  Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K.  Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any filings and amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if

additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. Please include maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; additional representations of scale such as "one inch equals one mile" may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographic area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9. In the description of each *exploration* property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

10. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

11.    We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy, covering those activities associated with your exploration program.

<u>Mount Emmons Molybdenum Property, page 36</u>

<u>Mount Emmons Molybdenum Property and Thompson Creek Metals Company, USA. Page 42</u>

12.    We note your disclosure of mineral resources and minable reserves on the pages noted above.  The provisions in Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  However, we would not object if you wish to disclose quantity estimates for mineralized material that has been delineated by appropriate drilling and/or underground sampling to establish continuity sufficient to support an estimate of tonnage and an average grade of the selected metals.

Under SEC standards, until a comprehensive evaluation that includes appropriate estimates of unit costs, grades, recoveries, and other factors indicates the project is both economically and legally feasible, such a deposit would not qualify as a reserve.

Mineralized material may only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

Please note that mineralized material does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators.

- Please remove the terms such as resources, mineral resources, geological resources, minable reserves, and the associated estimates of tonnage and grade, which do not conform to the guidance outlined above.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as mineralized material.

- Please do not disclose estimates based on geologic inference, such as inferred or possible resources.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief